UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2011.

Comission File Number 001-32535

Bancolombia S.A.
(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. ANNOUNCES SUCCESSFUL OFFERING OF ORDINARY NOTES

Medellin, Colombia, November 2, 2011

Today, Bancolombia S.A. (“Bancolombia”) issued ordinary notes in the local market with a total aggregate principal amount of six hundred billion Colombian pesos (COP 600,000,000,000) (approximately USD 313.8 million).

The demand for the offering was one trillion two hundred seventy-five billion and four hundred sixty-two million Colombian pesos (COP 1.275.462.000.000) (approximately USD 667.1 million), equivalent to 2.12 times the size of the offering. Six hundred thousand Ordinary Notes (600,000) were issued corresponding to a total aggregate principal amount of six hundred billion Colombian Pesos (COP 600,000,000,000).

The face value of each Ordinary Note is one million Colombian Pesos (COP 1,000,000) and the minimum investment is equal to the value of ten (10) Ordinary Notes or ten million Colombian Pesos (COP 10,000,000).

The ordinary notes are issued in registered form (“a la orden”), are negotiable in the secondary market and have the following terms:

SERIES	MATURITY	COUPON RATE	AGGREGATE PRINCIPAL AMOUNT (COP MM)
B2,5	2.5 years	DTF + 1.85% TA	$ 127.282
D8	8 years	IPC + 4.10%EA	$ 132.840
D12	12 years	IPC + 4.45%EA	$ 115.828
D15	15 years	IPC + 4.62%EA	$ 224.050

The book-running manager for the transaction was Bancolombia. Banca de Inversión Bancolombia S.A. Corporación Financiera was the structuring agent and lead manager for the transaction and Valores Bancolombia S.A. Comisionista de Bolsa, also participated in the transaction as co-manager.

This issuance was rated AAA(Col) by Fitch Ratings Colombia S.A. Sociedad Calificadora de Valores.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date: November 2, 2011	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
Name: Jaime Alberto Velásquez B.
Title: Vice President of Finance